UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-41631

Xiao-I Corporation

(Translation of registrant’s name into English)

5/F, Building 2, No. 2570

Hechuan Road, Minhang District

Shanghai, China 201101

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On April 13, 2026, Xiao-I Corporation (the “Company”) dismissed Assentsure PAC (the “Assentsure”) and appointed CHI-LLTC as its independent registered public accounting firm, effective on the April 13, 2026 (the “Change of Auditor”). The Change of Auditor was made after careful consideration and evaluation process by the Company and has been approved by the audit committee of the board of directors of the Company. The Company’s decision to make the Change of Auditor was not the result of any disagreement between the Company and Assentsure on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

The audit report of Assentsure on the consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2024 and 2023 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, scope of accounting principles. Furthermore, during the Company’s two most recent fiscal years and through April 13, 2026, there were no disagreements with Assentsure on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Assentsure’s satisfaction, would have caused Assentsure to make reference to the subject matter of the disagreement in connection with its report on the Company’s financial statements for such periods. During the Company’s two most recent fiscal years and through April 13, 2026, there were no “reportable events” as that term is described in Item 16F(a)(1)(v) of Form 20-F, other than the material weaknesses reported by management in the annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 15, 2025.

The Company has provided Assentsure with a copy of the above disclosure and requested that Assentsure furnish a letter addressed to the Commission stating whether or not it agrees with the above statements. A copy of Assentsure’s letter is filed hereto as Exhibit 16.1 to this Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
16.1	Letter of Assentsure PAC to the U.S. Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2026	Xiao-I Corporation

	By:	/s/ Mingqu Lin
		Name:	Mingqu Lin
		Title:	Chief Executive Officer

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